

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Isaac H. Sutton
Chairman and Chief Executive Officer
Corporate Universe, Inc.
2093 Philadelphia Pike #8334
Claymont, DE 19703

Re: Corporate Universe, Inc.
Registration Statement on Form 10-12G
Filed April 26, 2021
File No. 000-56271

Dear Mr. Sutton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Matt Stout